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CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Endeavour Silver Corp.

We consent to the use of:

  our Independent Auditors' Report of Registered Public Accounting Firm dated March 18, 2011 on the consolidated balance sheets of Endeavour Silver Corp. (the “Company”) as at December 31, 2010 and 2009, and the consolidated statements of operations and comprehensive income (loss), shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2010, and our Report of Independent Registered Public Accounting Firm dated March 18, 2011 on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2010,

each of which is included in this annual report on Form 40-F of the Company for the fiscal year ended December 31, 2010.

//s// KPMG LLP

Chartered Accountants

March 18, 2011
Vancouver, Canada

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